Exhibit 12

Codorus Valley Bancorp, Inc.

Statements Regarding Computation of Ratios

	Years Ended December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012

Income (Loss) Before Income Taxes	$18,988	$15,948	$16,437	$14,483	$12,497
Total Fixed Charges	8,779	8,428	8,280	8,934	10,966
Less Preferred Stock Dividends	16	120	174	250	384
Earnings, Including Interest on Deposits	$27,751	$24,256	$24,543	$23,167	$23,079
Less Interest on Deposits	6,667	6,295	6,668	7,655	9,615
Earnings, Excluding Interest on Deposits	$21,084	$17,961	$17,875	$15,512	$13,464

Fixed Charges:
Interest on Deposits	$6,667	$6,295	$6,668	$7,655	$9,615
Interest on Borrowings and Long-term Debt	1,982	1,879	1,372	964	912
Interest Expense Embedded in Rental
Expense on Long-term Leases (a)	114	134	66	65	55
Preferred Stock Dividends	16	120	174	250	384
Total Fixed Charges, Including Interest on Deposits	$8,779	$8,428	$8,280	$8,934	$10,966
Less Interest on Deposits	6,667	6,295	6,668	7,655	9,615
Total Fixed Charges, Excluding Interest on Deposits	$2,112	$2,133	$1,612	$1,279	$1,351

Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	9.98	8.42	11.09	12.13	9.97
Including Interest on Deposits	3.16	2.88	2.96	2.59	2.10

(a) Represents 15%, 17%, 18%, 18% and 13% of total rent expense in 2016, 2015, 2014, 2013 and 2012, respectively.